Eaton Vance Tax-Managed Buy-Write Opportunities Fund

Two International Place

Boston, MA 02110

Telephone: (800) 225-6265

April 23, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Larkin

Re:	Rule 461 Request for Acceleration of Effective Date

Eaton Vance Tax-Managed Buy-Write Opportunities Fund (the “Fund”)

Post-Effective Amendment No. 3 to Registration Statement on Form N-2 (333-214545; 811-21735)

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund and Eaton Vance Distributors, Inc., the principal underwriter of the Fund (the “Distributor”), hereby request that the staff of the Division of Investment Management accelerate the effective date of the Post-Effective Amendment No. 3 to Registration Statement (the “Amendment”), which was filed April 16, 2018, to become effective as soon as practicable on April 25, 2018.

In connection with such request the Fund and the Distributor acknowledge that:

1.	Should the Commission or the staff acting pursuant to delegated authority declare the Amendment effective, such action does not foreclose any action by the Commission with respect to the filing;

2.	The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund and the Distributor are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

EATON VANCE TAX-MANAGED BUY-WRITE OPPORTUNITIES FUND

By: /s/ Maureen A. Gemma

Name: Maureen A. Gemma

Title: Secretary

EATON VANCE DISTRIBUTORS, INC.

By: /s/ Frederick S. Marius

Name: Frederick S. Marius

Title: Vice President, Secretary Clerk and

Chief Legal Officer